UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to _________
Commission file number 1-11588
Saga Communications, Inc. Employees’ 401(k) Savings and Investment Plan

(Full title of plan)
SAGA COMMUNICATIONS, INC.
73 Kercheval Avenue
Grosse Pointe Farms, Michigan 48236

(Name of issuer of securities held pursuant to plan and address of its principal executive office)

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan

Financial Statements and Supplemental Schedule
Years ended December 31, 2010 and 2009

Page
Report of Independent Registered Public Accounting Firm	3

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits — December 31, 2010 and 2009	4
Statements of Changes in Net Assets Available for Benefits — Years ended December 31, 2010 and 2009	5
Notes to Financial Statements	6

SUPPLEMENTAL SCHEDULE:
Schedule H line 4(i) — Schedule of Assets (Held At End of Year)	14

Other Information:
Signatures	15
EX-23.1

Report of Independent Registered Public Accounting Firm
Plan Administrator
Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
We have audited the accompanying statements of net assets available for benefits of the Saga Communications, Inc. Employees’ 401(k) Savings and Investment Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Detroit, MI
June 29, 2011

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
Statements of Net Assets Available for Benefits

	December 31,
	2010	2009

Assets
Investments, at fair value:
Mutual funds	$16,406,494	$14,097,422
Guaranteed income fund	4,540,523	3,924,232
Saga common stock fund	2,647,027	1,362,700

	23,594,044	19,384,354

Notes receivable from participants	466,231	264,730

Liabilities
Corrective distributions payable	—	13,656

Net assets available for benefits	$24,060,275	$19,635,428

See accompanying notes.

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
Statements of Changes in Net Assets Available for Benefits

	Years ended December 31,
	2010	2009

Additions to net assets attributed to
Investment income:
Interest and dividends	$138,903	$124,902
Net realized and unrealized appreciation in fair value of investments:
Mutual funds	2,119,871	3,203,669
Saga common stock fund	1,435,796	884,241

Total investment income	3,694,570	4,212,812
Interest income on notes receivable from participants	19,877	18,476
Participant contributions	1,749,798	1,817,670

Total additions	5,464,245	6,048,958

Deductions from net assets attributed to
Benefit payments	1,039,398	1,150,440
Corrective distributions	—	13,656

Total deductions	1,039,398	1,164,096

Net increase in net assets	4,424,847	4,884,862
Net assets available for benefits:
Beginning of year	19,635,428	14,750,566

End of year	$24,060,275	$19,635,428

See accompanying notes.

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
Notes to Financial Statements
Years ended December 31, 2010 and 2009
1. Description of Plan
The following description of Saga Communications, Inc. (the “Company”) Employees’ 401(k) Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the summary plan description for more complete information.
General
The Plan is a defined contribution plan which includes, as participants, all employees who have completed one year of employment and reached the age of twenty-one. The Plan is administered by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions
Contributions to employees’ accounts are effected through voluntary payroll deductions. Participants may contribute 1% - 50% of their compensation. Annual contributions for each participant are subject to the participation and discrimination standards of Internal Revenue Code Section 401(k). The statement of changes in net assets available for benefits for the year ended December 31, 2009 includes a reduction for a corrective distribution of excess contributions and related earnings of approximately $13,656 which was refunded to a participant during 2010 in order to meet the necessary compliance requirements under ERISA and IRS rules. No such corrective distribution was required for the year ended December 31, 2010.
Upon enrollment, a participant may direct their contributions to any of the Plan’s fund options.
The Company may make discretionary matching contributions to the Plan, which are contributed into the Saga Common Stock Fund. The participant may immediately transfer those dollars to other investment options.
The Company did not make a discretionary contribution for the 2010 or 2009 plan years.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
Notes to Financial Statements (continued)
Vesting
Participants are immediately vested in their contributions and the employer discretionary match plus actual earnings thereon.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account, and bear interest at a rate as determined by the Plan Administrator which approximates the prime interest rate in effect on the first business day of the calendar quarter plus 1%. Principal and interest are paid ratably through payroll deductions.
Distributions
Participants or their beneficiaries may receive distributions of their account balances upon the earlier of reaching age 59-1/2, disability, death or termination of service, as defined in the Plan. Further, the Plan Administrator may permit a participant who experiences a qualified financial hardship, as defined, to receive a distribution of a portion of the participant’s account balance. Such distributions are generally made in a lump sum.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provision of ERISA.
Administrative Expenses
Administrative expenses of the Plan are paid by the Company.
2. Significant Accounting Policies
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on Notes receivable from participants is recorded when it is earned. No allowance for credit losses had been recorded as of December 31, 2010 and 2009. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
Notes to Financial Statements (continued)
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value, based upon the last traded or current bid prices in active markets. Where there are no readily available last traded or current bid prices, fair value estimation procedures are used in determining asset values. These estimation procedures might result in fair values that are different from the values that would exist in a ready market due to the potential subjectivity in the estimates. See Note 4 for a discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Certain reclassification adjustments have been made to historical results to achieve consistency in presentation.
New Accounting Pronouncements
In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. The Plan adopted guidance in ASU 2010-06 for the reporting period ended December 31, 2010, with the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
Notes to Financial Statements (continued)
3. Investments
Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31,
	2010	2009
Guaranteed Income Fund	$4,540,523	$3,924,232
Saga Common Stock Fund	$2,647,027	$1,362,700
Fidelity Contrafund Account	$2,080,411	$1,856,960
Vanguard Wellington / Admiral Fund	$1,393,130	$1,264,475
International Blend / Artio Fund	*	$993,737
Dryden S&P 500 Index Fund	*	$978,283

*	Investment is less than 5% of the Plan’s net assets as of the period indicated.
4. Fair Value Measurements
Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:
Level 1 –	Observable inputs based on quoted prices in active markets for identical assets or liabilities.

Level 2 –	Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 –	Unobservable inputs in which there is little or no market data available, which requires management to develop its own assumptions in pricing the asset or liability.
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.
Following is a description of the valuation methodologies used for assets measured at fair value as of December 31, 2010 and 2009:
          Mutual Funds – Mutual funds are valued on a net unit value basis as determined by Prudential Retirement Insurance Company (“Prudential”) on the last business day of the Plan year. The fair values of these investments are determined by reference to the respective fund’s underlying assets, with Prudential specifying the source(s) to use for underlying investment asset prices. The investments underlying the

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
Notes to Financial Statements (continued)
Plan’s mutual funds primarily include domestic and international equities and domestic fixed income securities. In the event that a fund accountant’s initial valuation is not deemed reasonable, Prudential may make adjustments to achieve a price believed to be more reflective of fair value.
Mutual funds that are valued using audited financial statements that provide value ranges for each fund are reported as a Level 2 investment within the fair value hierarchy. If there is little or no market data available and the funds’ Net Asset Value is determined using benchmark yields, and management assumptions, then the mutual fund is reported as a Level 3 investment within the fair value hierarchy.
     Saga Common Stock Fund – The Saga common stock fund is valued at the closing price reported on the NYSE Amex stock exchange.
     Guaranteed Income Fund – The guaranteed income fund is recorded at contract value, which approximates fair value. See Guaranteed Income Fund below for further information related to the valuation of this investment.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, while the Company believes the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair market value of certain financial instruments could result in a different fair value measurement result at the reporting date.

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
Notes to Financial Statements (continued)
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value.

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual Funds:
U.S. Bonds	$—	$1,082,518	$—	$1,082,518
Balanced Fund	—	988,143	1,952,493	2,940,636
Large Cap Stock	—	2,136,476	4,951,212	7,087,688
Mid Cap Stock	—	2,052,026	—	2,052,026
Small Cap Stock	—	1,041,233	80,310	1,121,543
International Stock	—	1,221,327	900,756	2,122,083
Guaranteed Income Fund	—	—	4,540,523	4,540,523
Saga Common Stock Fund	2,647,027	—	—	2,647,027

	$2,647,027	$8,521,723	$12,425,294	$23,594,044

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual Funds:
U.S. Bonds	$—	$1,015,402	$—	$1,015,402
Balanced Fund	—	964,337	1,655,621	2,619,958
Large Cap Stock	—	1,810,009	4,420,086	6,230,095
Mid Cap Stock	—	1,542,348	—	1,542,348
Small Cap Stock	—	836,655	—	836,655
International Stock	—	1,053,509	799,455	1,852,964
Guaranteed Income Fund	—	—	3,924,232	3,924,232
Saga Common Stock Fund	1,362,700	—	—	1,362,700

	$1,362,700	$7,222,260	$10,799,394	$19,384,354

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
Notes to Financial Statements (continued)
Level 3 – Gains and Losses
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2010:

		Guaranteed
	Mutual Funds	Income Fund
Balance, January 1, 2010	$6,875,162	$3,924,232
Interest credited	—	138,903
Realized gains	24,315	—
Unrealized gains	974,483	—
Purchases, sales, issuances and settlements, net	(56,457)	477,388
Transfers into Level 3*	67,268	—

Balance, December 31, 2010	$7,884,771	$4,540,523

*	Assets were transferred into Level 3 as the result of a change in a Level 2 fund. Transfers are recognized as of the beginning of the reporting period.
Guaranteed Income Fund – Investment Contract with Insurance Company
The Plan has entered into an investment contract, the Guaranteed Income Fund (“Fund”), with Prudential. Prudential maintains the contributions to this Fund in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and fees.
Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract values for credit risk of contract issues or otherwise.
The average yield based on actual earnings was approximately 3.25% for 2010 and 2009. The interest rate credited to participant accounts for these investment contracts is reset semiannually by the issuer but cannot be less than 1.5% and was 3.25% at December 31, 2010 and 2009.
Generally there are not any events that could limit the ability of the Plan to transact at contract value within 90 day period of request or in rare circumstances, contract value paid over a longer time period. There are not any events that allow the issuer to terminate the contract and which require the Plan sponsor to settle at an amount different than contract value paid either within 90 days or over time.

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
Notes to Financial Statements (continued)
5. Income Tax Status
The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (“IRS”) dated March 31, 2008, stating that the form of the plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”), and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2008-6 and Announcement 2005-16, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.
U.S. generally accepted accounting principles require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
Employer ID # 38-2683519                Plan #001
Schedule H, line 4i—Schedule of Assets (Held at End of Year)
December 31, 2010

Identity	Description of Investment Including
of Issue, Borrower,	Maturity Date, Rate of Interest,	Current
Lessor or Similar Party	Collateral, Par or Maturity Value	Value

*Prudential Retirement Insurance Company	Guaranteed Income Fund	$4,540,523
*Prudential Retirement Insurance Company	Fidelity Contrafund Account	2,080,411
*Prudential Retirement Insurance Company	Vanguard Wellington / Admiral Fund	1,393,130
*Prudential Retirement Insurance Company	International Blend / Artio Fund	1,136,341
*Prudential Retirement Insurance Company	Dryden S&P 500 Index Fund	1,083,451
*Prudential Retirement Insurance Company	T Rowe Price Growth Stock Fund	1,036,537
*Prudential Retirement Insurance Company	Mid Cap Growth / Artisan Partners Fund	821,512
*Prudential Retirement Insurance Company	American Century Ultra Account	765,188
*Prudential Retirement Insurance Company	Oppenheimer Global Class A	764,538
*Prudential Retirement Insurance Company	Mid Cap Growth / TimesSquare Fund	749,327
*Prudential Retirement Insurance Company	Balanced I / Wellington Management Fund	673,703
*Prudential Retirement Insurance Company	Investment Grade Coporate Bond / PIM Fund	663,616
*Prudential Retirement Insurance Company	Fidelity Growth and Income Account	628,236
*Prudential Retirement Insurance Company	Large Cap Value / LSV Asset Management Fund	626,321
*Prudential Retirement Insurance Company	Oakmark Equity and Income Class I	559,363
*Prudential Retirement Insurance Company	Small Cap Value / Kennedy Capital Fund	545,100
*Prudential Retirement Insurance Company	Small Cap Blend / WHV Fund	496,133
*Prudential Retirement Insurance Company	Mid Cap Value / Integrity Fund	481,187
*Prudential Retirement Insurance Company	Janus Fund	440,840
*Prudential Retirement Insurance Company	High Yield Bond / Caywood-Scholl Fund	391,339
*Prudential Retirement Insurance Company	Large Cap Value / Barrow Hanley Fund	354,045
*Prudential Retirement Insurance Company	AllianceBern International Value Fund Class K	136,218
*Prudential Retirement Insurance Company	Lifetime Aggressive Growth Fund	120,618
*Prudential Retirement Insurance Company	Lifetime Growth Fund	91,814
*Prudential Retirement Insurance Company	International Growth / Artisan Partners	84,986
*Prudential Retirement Insurance Company	Invesco Small Cap Growth Strategy	80,310
*Prudential Retirement Insurance Company	Large Cap Blend / Victory Fund	72,659
*Prudential Retirement Insurance Company	Lifetime Balanced Fund	61,799
*Prudential Retirement Insurance Company	Core Bond Enhanced Index / PIM Fund	27,563
*Prudential Retirement Insurance Company	Lifetime Conservative Growth Fund	23,711
*Prudential Retirement Insurance Company	Lifetime Income and Equity Fund	16,498

*Saga Communications, Inc.	Saga Common Stock Fund	2,647,027
*Participant loans receivable	Interest rates 4.25% to 9.25%	466,231

Total investments		$24,060,275

*	Party-in-interest

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAGA COMMUNICATIONS, INC. EMPLOYEES’ 401(K) SAVINGS AND INVESTMENT PLAN
Date: June 29, 2011	/s/ Marcia K. Lobaito
Marcia K. Lobaito
Plan Administrator

Date: June 29, 2011	/s/ Catherine Bobinski
Catherine Bobinski
Vice President, Corporate Controller and Chief Accounting Officer

EXHIBIT INDEX
Exhibits

23.1	Consent of Ernst & Young LLP